EXHIBIT 99.1

Valneva to Present on its Single-Shot Chikungunya Vaccine Candidate, Host Symposium at NECTM8

Saint-Herblain (France), June 7, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today it will present on its single-shot chikungunya vaccine candidate VLA1553 on June 9, 2022 at the 8th Northern European Conference on Travel Medicine (NECTM8) in Rotterdam.

Vera Bürger, Director Clinical Strategy at Valneva, will present an abstract on the clinical development of VLA1553.

In addition, Valneva will host a symposium on Friday, June 10, 2022 at 12:30 p.m. CEST. The “Technological, demographic and climate changes: increased risk of mosquito-borne diseases” symposium will feature Assistant Prof. Johanna Lindahl, PhD., who will discuss the risk of and protection against mosquito borne-disease using the example of Japanese encephalitis, and Prof. Tomas Jelinek, MD, who will focus on chikungunya as a public health threat.

Valneva, a gold sponsor of NECTM8, will have a display in the exhibit area at booth #8.

For more details on the presentation, symposium and conference registration, please visit the event website: https://mkon.nu/nectm_8.

Presentation Details

Event: 8th Northern European Conference on Travel Medicine (June 8-10, 2022)

Venue: De Doelen International Conference Center Rotterdam

Schouwburgplein 50

Rotterdam, The Netherlands

Presentation Title: Clinical Development of a Live-Attenuated Single-Shot Chikungunya Vaccine Candidate

Date: Thursday, June 9, 2022

Time: 9:00 a.m. CEST

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in 72-92% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 100 countries. As of September 2020, there were more than three million reported cases in the Americas1 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About VLA1553
VLA1553 is a live-attenuated, single dose investigational vaccine candidate targeting the chikungunya virus, which has spread to over 120 countries. It has been designed by deleting a part of the chikungunya virus genome.
Valneva reported final data from the pivotal Phase 3 trial of VLA1553 in March 20222 and final lot-to-lot consistency results in May 20223.
VLA1553 would expand Valneva’s existing commercial vaccines portfolio and as such, Valneva intends to commercialize this vaccine, if approved, leveraging its existing manufacturing and commercial operations. The global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20324.
To make VLA1553 more accessible to Low and Middle Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of VLA15535. The collaboration falls within the framework of the agreement signed between CEPI and Valneva in July 20196, which provides funding of up to $23.4 million with support from the European Union’s Horizon 2020 program.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, production and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 investors@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development, clinical trials, and regulatory review of VLA1553. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, including but not limited to the VLA2001 supply agreement with the UK government, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas. https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 13 Oct 2020.
2 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
3 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
4 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
5 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
6 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine